NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2
US OTC Symbol: ABGFF

COPPERSTONE POSITIVE FEASIBILITY RESULTS

February 3, 2010 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to announce the positive results of its NI43-101 compliant 2010 Feasibility Study (the “Study”) at Bonanza’s 100% owned Copperstone Gold Mine in Arizona. The Study, prepared by Continental Metallurgical Services under the guidance of Todd Fayram, B.S. Eng, MMSA-QP(M) a Qualified Person under National Instrument 43-101, was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains Bonanza’s primary objective.

Highlights of the Study

The Copperstone Gold Mine is estimated to produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of $962 per ounce and a 5% discount rate. Using the current spot gold price ($1104 per ounce on www.kitco.com on December 28, 2009) the AT-NPV rises to $68,089,302 and the IRR increases to 120.5% . The table below provides a range of economic results at various gold price assumptions.

Copperstone Economic Sensitivities at various Gold Prices:

Gold Price Case	Gold Price (US$/Oz)	IRR (%)	Undiscounted pre- tax Cash Flow (US$)	Net Cumulative After-Tax Cash Flow (US$)	Net Present Value After-Tax (US$) (Discounted)
Very Low	$650	17.0%	$7,380,073	$7,380,073	$4,488,124
Low	$850	74.3%	$50,162,532	$47,461,378	$37,194,541
Base Case	$962	96.3%	$74,169,910	$64,763,463	$51,291,204
Spot	$1104	120.5%	$104,496,256	$85,434,230	$68,089,302
High	$1250	145.1%	$135,727,452	$106,035,800	$84,874,376
Very High	$1400	170.4%	$167,814,296	$126,868,118	$101,878,924

The Study results indicate a total of 256,430 ounces of gold can be mined from current known diluted Proven and Probable Mineral Reserves during the 6.3 year mine life at Copperstone. The Study also indicates a cash production cost of $415 per ounce of gold. Bonanza plans to continue the rapidly progressing permitting process, and move Copperstone to production during 2010.

The Study supports a trackless underground mining operation, delivering ore to an on-site crushing, grinding, gravity concentration and finally flotation concentration of the gold bearing ore. The flotation concentrate will be shipped off-site to a gold recovery plant in the southwestern United States. The mine and recovery plant have been designed to reduce capital costs and speed permitting timelines while maintaining high rates of return.

“This Feasibility Study represents another substantial milestone for the Copperstone Mine,” said Brian Kirwin, President and CEO of Bonanza. “Copperstone has a very strong economic profile, significant infrastructure on-site, low capital costs, fast capital payback, a rapid permitting timeline, and excellent expansion potential near the proposed mine workings. Bonanza will stay focused on bringing Copperstone into production in 2010, to achieve production during these times of high gold prices.”

Highlights of results from the Study include (results shown are for the Base Case, except the Spot Gold price case which uses Spot gold price of $1104 as discussed above):

Net Present Value Base Case:	$51 million (USD)
Net Present Value Spot Gold Case:	$68 million (USD)
Internal Rate of Return:	96%
Gold Production:	25,000 to 55,000 ounces per year
Mine Life:	6.3 years with expansion potential
Payback Period:	13 months
Capital Cost:	$17.74 million (USD), including contingencies, working
capital, reclamation bonding, etc.
Total Mined Ounces:	256,431 ounces
Total Gold Recovered:	230,700 ounces
Average Resource Grade (M&I):	0.302 oz per ton, 10.4 grams per tonne
Cash Production Cost:	$415 per ounce of gold produced
Total Production Cost:	$624 per ounce of gold produced
Permit Timeline Target:	July 2010

The Base Case is on an After Tax basis, with future cash flows discounted to present. Key Base Case assumptions for the Study include:

Gold Price:	$962 per ounce of gold (USD)
Discount Rate:	5%
Production Rate:	450 tons per day = 157,500 tons per year
Cumulative Mine Production (P&P):	1.0 million tons @ a diluted grade of 0.256 ounces per ton
(8.76 grams per tonne) gold
Cash operating costs:	$95.64 per ton of ore milled
Mining:	$60.64 per ton mined, including development
Processing ore:	$21.75 per ton milled
G&A:	$13.25 per ton milled
Mining dilution:	10.3% at zero gold grade
Tax Regime	U.S. Federal, Arizona State
Gold Recovery:	90%
Cutoff Grade:	0.131 ounces/ton (4.5 grams per tonne gold)

This financial analysis has been estimated based on the diluted Proven and Probable Mineral Reserves which are derived from only the Measured and Indicated Mineral Resources. The cost estimates are based on contract mining and processing of the flotation concentrates at off-site processing facilities located in the southwestern United States. The Study report and associated documentation will be filed on SEDAR on a timely basis.

Mineral Reserves

Mineral Reserves at Copperstone identified by the Study and used for the economic analysis are developed as of January 29, 2010:

Reserve Classification	Tonnes	Grade (g/tonne Gold)	Contained Grams of Gold	Contained Ounces of Gold
Proven Reserves	820,965	9.670	7,939,131	255,253
Probable Reserves	5,285	6.935	36,655	1,178
Dilution	85,217	0	0	0
Proven & Probable	911,367	8.750	7,975,786	256,431

These Mineral Reserves at Copperstone were calculated by Chris Fedora, under the supervision of Tom Buchholz, B.S. Eng, MMSA-QPM under NI43-101, both acting through Vezer’s Industrial Professionals, an independent consulting firm contracted by Bonanza to perform underground mine design, stope planning, mine scheduling, and calculate mineral reserves. Reserves were calculated using the Key Base Case assumptions set out above.

These Mineral Reserves are based on a Resource cutoff grade of 4.5 g/tonne gold, and capped at 171 g/tonne gold. The mine has been designed primarily as a trackless drift and fill mining operation, with ramp access and paste backfilling. Mining dilution across the life of the project is estimated at 10.3% . Pre-production development and mining of gold bearing Reserves are planned to begin in the D-Zone, north of the existing open pit, where Bonanza has exposed Proven Mineral Reserves in a tunnel driven from the north end of the open pit. Truck haulage is planned for transporting the ore from the underground mine to the surface processing facility.

Mineral Resources

Mineral Resources identified at Copperstone and included in the Study (which include the Mineral Reserves set out above) are set out in the below table:

Resource Classification	Tonnes	Grade (g/tonne Gold)	Contained Grams of Gold	Contained Ounces of Gold
Measured	933,062	10.37	9,675,742	311,083
Indicated	8,294	7.88	65,334	2,101
Measured & Indicated	941,357	10.35	9,741,086	313,183
Inferred	369,000	12.21	4,506,648	144,892

These Mineral Resources at Copperstone were calculated as of January 29, 2010 by Telesto Nevada Inc.; the QP under NI43-101 is Jon Brown, M.B.A., C.P.G., who is in the employ of Telesto Nevada Inc. Telesto is an independent consulting firm contracted by Bonanza to perform such activities. These Mineral Resources are based on a cutoff grade of 5.1 g/t gold, and capped at 171 g/t gold.

Resource calculation methods differ between the current Resources and the 2006 Resources in that the current Resources contain a small number of new drill holes, and utilize smaller resource blocks (5’x5’x3’) which should better model the mineral deposit compared to the 2006 Resources which used larger blocks (18’x12’x6’), and the current Resources utilize a more conservative interpolation method (Inverse Distance Cubed) compared to the 2006 Resources which were kriged.

Mineral Resource Cutoff Grade Analysis

The Study also examined the Measured, Indicated Mineral and Inferred Resources at various gold cutoff grades, which are set out in the below tables:

Measured and Indicated Resources at Various Cut-Off Grades

Gold Grade Cutoff (g/t Gold)	Tonnes	Grade (g/t Gold)	Contained Grams of Gold	Contained Ounces of Gold
1.7	3,111,893	5.31	16,529,074	531,422
5.1	941,357	10.35	9,741,086	313,183
6.9	536,731	13.71	7,358,194	236,572

Inferred Resources at Various Cut-Off Grades

Gold Grade Cutoff (g/t Gold)	Tonnes	Grade (g/t Gold)	Contained Grams of Gold	Contained Ounces of Gold
1.7	1,762,000	4.70	8,270,949	265,917
5.1	369,000	12.21	4,506,648	144,892
6.9	240,000	15.60	3,750,305	120,575

This cutoff grade analysis indicates that a significant portion of the Resources are available for mining at higher cutoff grades, which suggests resiliency with respect to gold price risk.

Previous NI 43-101 compliant Mineral Resources

As previously announced, the current Coppperstone Mineral Resources are an update to the Mineral Resources estimated, effective January, 2006, by AMEC E&C Services, an independent, respected international mining engineering firm, under contract with Bonanza. The 2006 Mineral Resource estimates were based on a cutoff grade of 5.1 g/t gold, with gold assay grades capped at 137 g/t gold and are presented for comparison purposes in the following table:

Resource Classification	Tonnes	Grade (g/t Gold)	Contained Ounces of Gold
Measured	10,400	20.9	7,005
Indicated	960,000	10.6	327,924
Measured + Indicated	970,400	10.7	334,929
Additional Inferred	189,600	10.9	66,266

These Mineral Resources can be compared to the January 2006 NI43-101 compliant Mineral Resources shown below in the “Previous NI 43-101 Compliant Mineral Resources” section. The current Resources show a significant increase in ounces of gold contained in Measured Resources from 7,005 ounces to 311,183 ounces of gold, and a corresponding reduction (327,924 ounces compared to current 2,101 ounces) of gold in Indicated Resources as material is converted from Indicated Resources to the Measured Resources category.

The results of the Study also demonstrate a significant increase in ounces of gold contained in Inferred Resources, from 66,266 ounces previously to a current 144,892 ounces. The previous Inferred Resources were located at several locations around the property and included little or no mineralization from the South Pit Target, which was discovered and drilled subsequent to the 2006 Resource calculations. In the current Study, the Inferred Resources are all located in the South Pit Target, which will be further explored as exciting potential for expansion of the Mine.

Copperstone Economic Sensitivities at various discount rates:

Discount Rate Case	Discount Rate (%)	IRR (%)	Undiscounted pre- tax Income (US$)	Net Cumulative After-Tax Cash Flow (US$)	Net Present Value After-Tax (US$) (Discounted)
Very Low	0	97.2%	$74,169,910	$65,571,347	$64,763,463
Low	3	97.2%	$74,169,910	$65,571,347	$58,904,720
Base Case	5	97.2%	$74,169,910	$65,571,347	$51,291,204
High	7	97.2%	$74,169,910	$65,571,347	$46,878,448
Very High	8	97.2%	$74,169,910	$65,571,347	$44,844,903

These economic results using various discount rates to discount the value of future cash flows from mining operations were calculated using the Key Base Case assumptions set out above, with the only variable being the discount rate. While in the current economic environment the risk free rate of return on capital is near 2%, and the site location in Arizona generally would not attract an increase in the discount rate to reflect country risk, the Study uses 5% to maintain the conservative nature of the estimates.

Processing Plant

The Study compiles and reviews the detailed metallurgical testing that has been completed, in order to select an appropriate processing method and to optimize process operating parameters. Samples of various ore types and grades have been prepared and sent to various laboratories and testing facilities for metallurgical testing. These laboratories include: Hazen Research–1986–Cyanide Leaching; Hazen Research–1986–Mineralogy; Cyprus Metallurgy–1986-Phase I to III–Cyanidation and Flotation; Resource Development Inc.–1999–Cyanide Leaching; McClelland Laboratories–2000–Cyanidation, Gravity and Flotation; Echo Bay Minerals–2001–Flotation; McClelland Laboratories–2005–Cyanidation, Gravity, Flotation; CAMP–2009–Gravity and Flotation. The testing consisted of cyanidation studies including bottle roll and column leach tests, gravity concentration tests, flotation studies including flotation only and flotation tests followed by cyanidation, and reagent consumption tests.

Metallurgical test work supports gold recoveries of 90% utilizing a process which involves crushing, grinding, gravity gold recovery, and floating a gold concentrate followed by offsite recovery of gold from the concentrate. This is the circuit designed for the Study.

The results indicate that the gravity recoverable gold potential in the 2009 composite samples appears very good at about 25-40% at typical weight recoveries (1.0% to 1.25%) used to produce a salable material with a gold content from 8 to 15 ounces of gold per ton. Bulk gold flotation recoveries are reasonable and at a grind of 200 mesh with direct flotation recoveries of about 70 to 75% are indicated and when combined with gravity, 86 to 94% recoveries are achievable.

Permitting Copperstone

In November 2009, another milestone on the road to mine development was met, as the Copperstone Mine Plan of Operations was accepted as complete by the United States Department of the Interior’s Bureau of Land Management (“BLM”). The BLM is the lead governmental agency with oversight of Bonanza’s mining operations.

Permit applications are currently being prepared for submission to the Arizona Department of Environmental Quality, the Arizona Department of Water Resources, the US BLM (additional submissions), local governmental authorities, the US Environmental Protection Agency, and other regulatory agencies. Schlumberger Water Management Consultants is an industry-leading environmental and engineering consulting firm and is Bonanza’s lead permit coordinator for Copperstone, and is also providing tailing site facility design and hydrological planning for the mine development.

The Copperstone site has substantial mine development advantages which could result in a shorter than typical mine permitting process and reduce the capital cost for the new underground mine. Copperstone is a modern previously mined site with a clean, non-sulfide bearing mineral resource, and the current mine plan calls for no additional disturbance to the public lands. The mine plan has been designed to have a very low environmental impact, and this design could contribute to a permitting process that is more rapid than is typical for new mine development.

Capital Cost Estimates

The Study results estimate a total Capital Cost of $17.74 million. This includes direct costs for procurement and construction totaling $9.8 million, which includes the processing plant, including purchase and installation of the crushing and grinding circuits, the gravity and flotation recovery circuits, and buildings, communications, etc with an estimated cost of $5.2 million, and direct costs also include $2.7 million for pre-production underground mine development, and lastly, direct costs include $1.7 million for tailings management and reclaim systems. Indirect costs included in the Capital Cost estimate are: $2.9 million for working capital, $1.1 million for reclamation bonding, $0.4 million for owner’s costs, $2.3 million for other indirect costs, and finally, a contingency budget of $1.3 million.

Ongoing capital required for further tailings impoundment expansion, bonding, reclamation, and demobilization of the contractor are estimated at $1.6 million. These costs are budgeted to be derived from operating cash flow after mine operations have commenced.

The Capital Cost estimates in the Study report represent a total estimated preproduction cost to design, procure, construct, and commission the various facilities described in this study to bring the Copperstone Mine back into gold production. According to the authors of the report, the estimate is categorized as Feasibility level with an expected accuracy range of ±7.5% at the bottom line. All costs are expressed in first quarter 2009 US dollars, with no allowance for escalation or interest during construction. The estimate covers the direct field costs of completing the project, plus the indirect costs associated with design, construction and commissioning of the facilities.

The Copperstone Mine produced nearly one-half million ounces of gold between 1987 and 1993 through open pit mining. Existing infrastructure which remains from this time or which has been subsequently installed by Bonanza is considerable, and serves to reduce the current capital requirements for the mine. Existing infrastructure includes a 69 KV power line and substation and three water wells, all sufficient for the new mine at Copperstone. Additional infrastructure on site includes offices, maintenance shops and a laboratory building. High grade gold mineralization in the D-Zone that is scheduled for Year One mining production has already been accessed in a 600 meter long underground tunnel driven by Bonanza.

Operating Cost Estimates

The Study results estimate a total Mine Operating Cost of US$95.64 per ton of ore processed. This includes a mining cost of US$60.64 per ton of ore and waste mined, a gold recovery cost of US$21.75 per ton of ore processed, and US$13.25 per ton of ore processed for G&A and corporate costs.

The Mine Operating Cost estimates in the Study report represent the total estimated mining and gold production costs, and total corporate costs to accomplish gold production as designed in the new underground mine planned at Copperstone. According to the authors of the report, the estimate is categorized as Feasibility level with an expected accuracy range of ±7.5% at the bottom line. All costs are expressed in first quarter 2009 US dollars. The estimate covers the costs of mining, processing and administering operations to produce gold. Stated another way, the cash production cost of producing one ounce of gold at Copperstone is calculated in the Study results to be US$415 per ounce of gold produced. The total production cost of producing one ounce of gold at Copperstone is similarly calculated to be US$624 per ounce of gold produced.

Royalty Structure

The Patch Living Trust (“PLT”) represents the Lessor’s interest in Copperstone. The lease is for a ten year term, and is perpetually renewable on the existing terms at Bonanza’s discretion. The PLT royalty is a net smelter return (“NSR”) based on the royalty schedule in the following table. The lease calls for an advanced royalty payment of $30,000 per year which is recoverable from future production royalties. To date, US$420,000 has been prepaid on the future royalties and will be deducted from initial royalty payments.

Royalty	Avg. LME Gold Price ($/oz)
1%	< $350
2%	$350 to $400.99
3%	$401 to $450.99
4%	$451 to $500.99
5%	$501 to $550.99
6%	>$551

A NSR royalty is based on the gross revenues received from the production and sale of minerals from the royalty property less all of the charges and expenses paid by Bonanza for the processing, recovery, refining, smelting, freight, taxes and treatment of the minerals produced from the royalty property.

The Centennial Development Company royalty is a 3% NSR royalty which applies only to the first 50,000 tons of mineralized material produced from the royalty property, which is a small portion of the northern end of the proposed mine.

The Copperstone Development Team

Along with Bonanza’s personnel, Bonanza has assembled a team of industry-leading mining and environmental consulting firms to expedite the mine development and permitting process; all are underway and making good progress. Included are: Schlumberger Water Management Consultants (lead permit coordinator, tailing site facility design, hydrological planning), Call & Nicholas International Geotechnical Consultants (geomechanical studies for underground mining and backfilling), Vezer’s Industrial Professionals (underground mine design, stope planning, mine scheduling, mineral reserves), Telesto Nevada Inc. (mineral resources), and Continental Metallurgical Services (feasibility report, metallurgical study, mill design, economics, construction scheduling).

Copperstone Summary

The Copperstone Property is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold. Copperstone is located within a lesser-known, globally significant, high grade gold province.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline completed by Bonanza that accesses high grade gold mineralization north of the open pit. During 2006 Bonanza announced the results of a NI 43-101 compliant study by AMEC International that estimated Measured, Indicated, and Inferred mineral resources. With the addition of a few drill holes, the current updated resources are based on essentially the same data, and are the subject of Bonanza’s mine development plans.

During 2007 and 2008, a total of 59 exploration holes were drilled, with a combined length of 17,490 meters (57,374 feet). Several targets returned strong gold anomalies, with the southern margin of the D-Zone, the South Pit zone and the Southwest zone showing the best results to date.

The South Pit Zone, the Southwest Zone, areas down-dip from the main planned mining areas which generally remain open to expansion, and several other earlier stage exploration targets all have the potential to significantly extend the mine life beyond current gold resources and improve overall economic returns. The potential for these gold zones, which lie outside of the current mineral reserves, to extend the mine life at Copperstone will be evaluated as mine development efforts continue.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is working to re-activate mining at the development-stage Copperstone gold property in Arizona, is well financed and has no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Note: All numbers may not add up to total due to rounding errors.

QUALIFIED PERSONS

The technical information in this news release and in Bonanza’s associated technical reports was prepared in accordance with the standards of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and was reviewed by Chris Pratt, Bonanza's Geologist at Copperstone and Qualified Person (“QP”) under NI 43-101.

The following persons are responsible for the preparation of the following sections of the Feasibility Study:

Todd Fayram, B.S. Eng, MMSA-QP(M), Project Lead, Metallurgy and Process, Economics, Environmental; Chris Pratt, ASBOG, Geology and History; Jon Brown, M.B.A., C.P.G. and Kim Drossulis, B.S. Eng, (through employment with Telesto Nevada Inc.), Mining and Resource; Chris Fedora, B.S. Eng, (through employment with Vezer Industrial Professionals), Tom Buchholz, B.S. Eng, MMSA-QP(M), (through MarGeo, Inc), Mining and Reserves; Dave Nicholas, M.S. Geo Eng, P. Eng. (through employment with Call & Nicholas, Inc.), Geotechnical. Messrs. Fayram, Buchholz, Pratt, and Brown are Qualified Persons under NI 43-101.

DATA QUALITY ASSURANCE AND QUALITY CONTROL

As previously disclosed, the drill samples at Copperstone were collected by Bonanza personnel at the drill for each drill hole. All of Bonanza's facilities are secure, inside the fenced compound. The core was transported to Bonanza's core processing facility on site at Copperstone by Bonanza personnel.

All core was logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples were selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core was geologically logged and stored on site as reference samples. The samples were bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information was recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collected samples from the secure facility at Copperstone and transported the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada received the samples and took custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples were dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. Samples were routinely assayed in duplicate. There is good correlation between the duplicate assays, and Bonanza’s QA/QC program and database integrity have been reviewed by several previous independent studies, and as part of the current Feasibility Study, where it has been judged appropriate for the uses herein. All samples greater than 0.100 opt, standards, and blanks were routinely submitted to additional labs for verification. Standards were routinely inserted for assay. Check assays were routinely submitted to BSI-Inspectorate, Sparks, NV for an additional 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel delivered the samples to the check lab.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Resource and Reserve estimates included in this news release are estimates and no assurances can be given that the indicated level of gold production will be achieved. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and sampling results and industry practices. Valid estimates made at any given time may significantly change when new information becomes available, and reserve estimates established at any given time may, as a result of macro-economic or other factors, cease to be valid in the future. While the Company believes that the resource and reserve estimates included in this news release are accurate, by their nature resource and reserve estimates are imprecise and depend to a certain extent upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company, and adversely affect the results of the Study. Investors are cautioned not to assume that any part or all of the mineral deposit will ever be extracted or processed at a profit.

US Investors are cautioned that the reserve estimates disclosed in this news release have been calculated pursuant to Canadian standards, and may not be considered “reserves” by the U.S. Securities and Exchange Commission.

CAUTIONARY NOTE CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms "Measured and Indicated Mineral Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term "Inferred Mineral Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Mineral Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

FORWARD LOOKING INFORMATION (“FLI”)

This news release includes certain statements that may be deemed "forward-looking statements" or “forward-looking information”. Forward-looking statements relate to future events or future performance and reflect Bonanza’s management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, permitting and approval timelines, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. These forward-looking statements are made as of the date of this document and Bonanza does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in metals prices, changes in the availability of funding for mine development, unanticipated changes in key management personnel, risks related to possible variations in ore reserves, grade or recovery rates, accidents, labor disputes and other risks inherent to the mining industry, delays in obtaining governmental approvals or financing or both, changes to the costs and technical design associated with the completion of underground mine development or construction of processing facilities, and general economic conditions, as well as those factors detailed from time to time in Bonanza’s financial statements and management’s discussion and analysis of those statements, all of which are filed and available for review at www.sedar.com. While Bonanza has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, mining is an inherently risky business and there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly investors should not place undue reliance on forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's financial statements, Annual Information Form, the Study and other disclosure available on the Company’s website www.americanbonanza.com and on www.sedar.com and investors should review the Company’s annual filing on Form 20F with the United States Securities Commission.

Bonanza provides the following specific risk disclosure so investors are aware of the risks associated with certain statements contained in this news release which may be deemed “forward looking statements”, or “forward looking information”, referenced to the section of this news release which provides the information or statement. The below specific risk disclosure is in addition to the risk disclosure set out above. Investors are cautioned to read the below risk related information together with the above statements and Bonanza’s other risk disclosures. Sensitivity analysis set out in the Study indicates that Copperstone project economics are most sensitive to gold price and metal recovery, so these parameters, among others, represent risks common to most types of FLI thus it is unavoidable that the below sections are in some respects similar. What is presented below is a discussion of the most salient risks to each type of FLI, in order of decreasing risk to the fruition of the FLI. These are current risk discussions and subject to change based on changing macro-economic and market conditions.

Information regarding the economics of mining at the Copperstone project set out in the Study, including the following types of information set out in this news release, “Copperstone Economic Sensitivities at various Gold Prices” “Highlights of results from the Feasibility Study”, “Key Base Case input parameters”, “Gold Recovery Plant” and similar information including the quote from the President and CEO, include FLI. Specific risks associated with this FLI include: (i) the risk that gold prices may rise or fall in the future, which would improve or degrade this type of FLI; the risk that macro-economic conditions change to adjust the risk-free return on capital, thus affecting the discount rate used in these cash flow projections – a rise in the discount rate would reduce the present value of the project; (ii) the risk that capital and labor costs may rise or fall in the future, thus degrading or improving the project economics; (iii) tax structures and taxation rates may change in the future to the detriment or benefit of the project economics; (iv) the risk that equity, debt and corporate markets are not sufficiently robust to allow the project to be financed; (v) risks related to gold recoveries and the availability of off-site gold from concentrate recovery facilities, the lack of which would cause an increase in capital costs and a likely delay to obtaining permits; (vi) delays in obtaining governmental approvals; (vii) risks related to possible variations in ore reserves, grade or recovery rates; (viii) availability of key personnel to provide services which while currently good, may become difficult, potentially leading to delays in obtaining permits and conducting operations; (ix) accidents, labor disputes and other risks inherent to the mining industry; (x) inflation, which could affect cost estimates and negatively affect project economics; (xi)delays in obtaining financing to commence mining operations, all of which may affect the attainment of these FLI. The Company has assessed these risks using among other things Monte Carlo simulations which indicate these likelihood that these risks are realized and preclude the FLI from coming to fruition is limited. This type of FLI, economic summary data, is affected by most of the risks associated with the project because it is bottom line economic results type information.

“Permitting Copperstone” and similar information: Specific risks associated with these statements include: delays in obtaining governmental approvals; determinations by government agencies adverse to Bonanza’s interests; application of more stringent requirements by governmental agencies than that expected by the current fast track process applied to previously mined properties, changes in law and regulations, in particular environmental regulations, and availability of key personnel to provide services, which, while currently good, may expand or contract; all of which may affect the attainment of this FLI.

“Copperstone Summary” and similar information concerning the potential to expand the project: Specific risks associated with this disclosure: geologic risk inherent in the discovery and quantification of mineral resources – additional drilling may provide information that reduces or enhances the economic prospect of current Inferred Resources; which may affect the attainment of this FLI.

For further information call:

Jim Bagwell, Corporate Communications
Phone: 1-877-688-7523
Email: info@americanbonanza.com